SCHEDULE 14A
(RULE 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14 (a) of the Securities
Exchange Act of 1934 (Amendment No.__)

Filed by the Registrant   **[X]**

Filed by a Party other than the Registrant   **[ ]**

Check the appropriate box:

[ ] **Preliminary Proxy Statement**

[ ] **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

[X] **Definitive Proxy Statement**

[ ] **Definitive additional materials**

[ ] **Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12**

TOUCHSTONE VARIABLE SERIES TRUST

(Name of Registrant as Specified in Its Charter/Declaration of Trust)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X] **No fee required.**

[ ] **Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.**

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] **Fee paid previously with preliminary materials:**

[ ] **Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.**

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement no.:

(3) Filing Party:

(4) Date Filed:

TOUCHSTONE VARIABLE SERIES TRUST
221 East Fourth Street, Suite 300
Cincinnati, Ohio 45202
(800) 638-8194

NOTICE OF SPECIAL MEETING

Notice is hereby given that a special meeting of shareholders of Touchstone Variable Series Trust (the "Trust") will be held on April 25, 2002 at 11:00 a.m., Eastern time, at the offices of the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

The special meeting is being held for the following purposes:

1. To authorize the Board of Trustees of the Trust (the "Board") and Touchstone Advisors, Inc. to select or change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.

2. To authorize the Board to adopt an Amended and Restated Agreement and Declaration of Trust with respect to:

    2a. Dollar-Weighted Voting
    2b. Future Amendments
    2c. Redemption
    2d. Reorganization
    2e. Investment in Other Investment Companies
    2f. Other Changes

3. To approve a new sub-advisory agreement for the International Equity Fund between Touchstone Advisors, Inc. and Bank of Ireland Asset Management (U.S.) Limited.

4. To approve a new sub-advisory agreement for the Small Cap Value Fund between Touchstone Advisors, Inc. and Ark Asset Management Co., Inc.

5a. To change certain fundamental investment restrictions of the Trust with respect to borrowing money.

 b. To change the fundamental investment restrictions of the Trust with respect to underwriting securities.

 c. To change certain fundamental investment restrictions of the Trust with respect to loans.

 d. To change certain fundamental investment restrictions of the Trust with respect to real estate.

e. To eliminate the fundamental investment restrictions of the Trust regarding oil, gas or mineral leases.

f. To change certain fundamental investment restrictions of the Trust with respect to commodities.

g. To change certain fundamental investment restrictions of the Trust with respect to concentration of investments.

h. To change certain fundamental investment restrictions of the Trust with respect to issuing senior securities.

i. To eliminate the fundamental investment restrictions of the Trust regarding amounts invested in one issuer.

6. To transact such other business as may properly come before the special meeting or any other adjournments thereof.

Shareholders of record at the close of business on February 25, 2002 are entitled to notice of, and to vote at, the special meeting. The accompanying Proxy Statement contains more information about the special meeting.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. TO AVOID THE COST OF FOLLOW UP SOLICITATION AND A POSSIBLE ADJOURNMENT, PLEASE READ THE ENCLOSED PROXY STATEMENT AND COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED BY APRIL 24, 2002.

By order of the Board of Trustees of the Touchstone Variable Series Trust.

Tina D. Hosking
Secretary

Cincinnati, Ohio
April 1, 2002

TOUCHSTONE VARIABLE SERIES TRUST
221 East Fourth Street, Suite 300
Cincinnati, Ohio 45202
(800) 638-8194

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS
APRIL 25, 2002

This Proxy Statement is furnished by Touchstone Variable Series Trust (the "Trust") to the shareholders of the International Equity Fund, the Emerging Growth Fund, the Small Cap Value Fund, the Growth/Value Fund, the Equity Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund, the Standby Income Fund, and the Money Market Fund (the "Funds") on behalf of the Trust's Board of Trustees (the "Board") in connection with the Trust's solicitation of the accompanying proxy. This proxy will be voted at a special meeting of shareholders to be held on April 25, 2002 at 10:00 a.m., Eastern time, at the offices of the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, for the purposes set forth below and in the accompanying Notice of Special Meeting. This Proxy Statement is being mailed to Trust shareholders on or about April 1, 2002.

In this Proxy Statement, actions from time to time may be described as being taken by a Fund, which is a series of the Trust, although all actions are actually taken by the Trust on behalf of a Fund.

Copies of the Trust's most recent Annual and Semiannual Reports have previously been mailed to shareholders. These reports may be obtained without charge by calling (800) 638-8194 or by writing to the Trust, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

The following table summarizes the proposals applicable to each Fund:

Proposal #	Proposal Description	Applicable Fund(s)	Page
1	To authorize the Board and Touchstone Advisors, Inc. to select or change investment sub-advisors and to enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.	All	6

2	To authorize the Board to adopt an Amended and Restated Agreement and Declaration of Trust with respect to:	All	9
	2a. Dollar-Weighted Voting		10
	2b. Future Amendments		10
	2c. Redemption		11
	2d. Reorganization		11
	2e. Investment in Other Investment Companies		12
	2f. Other Changes		12
3	To approve a new sub-advisory agreement for the International Equity Fund between Touchstone Advisors, Inc. and Bank of Ireland Asset Management (U.S.) Limited.	International Equity	15
4	To approve a new sub-advisory agreement for the Small Cap Value Fund between Touchstone Advisors, Inc. and Ark Asset Management Co., Inc.	Small Cap Value	20
5a	To change certain fundamental investment restrictions of the Trust with respect to borrowing money.	All except Emerging Growth, Equity, Growth/Value and Money Market	26
5b	To change the fundamental investment restrictions of the Trust with respect to underwriting securities.	All	27
5c	To change certain fundamental investment restrictions of the Trust with respect to loans.	All except Emerging Growth, Equity, Growth/Value and Money Market	28
5d	To change certain fundamental investment restrictions of the Trust with respect to real estate.	All except Emerging Growth, Equity, Growth/Value and Money Market	30
5e	To eliminate the fundamental investment restrictions of the Trust regarding oil, gas or mineral leases.	All except Emerging Growth, Equity, Growth/Value and Money Market	31

5f	To change certain fundamental investment restrictions of the Trust with respect to commodities.	All except Emerging Growth, Equity, Growth/Value and Money Market	32
5g	To change certain fundamental investment restrictions of the Trust with respect to concentration of investments.	All except Emerging Growth, Equity, Growth/Value and Money Market	33
5h	To change certain fundamental investment restrictions of the Trust with respect to issuing senior securities.	All except Emerging Growth, Equity, Growth/Value and Money Market	34
5i	To eliminate the fundamental investment restrictions of the Trust regarding amounts invested in one issuer.	All except Emerging Growth, Equity, Growth/Value and Money Market	35
6	To transact such other business as may properly come before the special meeting or any other adjournments thereof.	All	45

PROPOSAL NO. 1

TO AUTHORIZE THE BOARD AND TOUCHSTONE ADVISORS, INC. TO SELECT OR CHANGE INVESTMENT SUB-ADVISORS AND TO ENTER INTO OR AMEND INVESTMENT SUB-ADVISORY AGREEMENTS WITHOUT OBTAINING THE APPROVAL OF SHAREHOLDERS

Proposal 1 is to be voted on by shareholders of all Funds of the Trust. Each Fund will vote separately. For the purposes of the following discussion of this Proposal 1, the Funds of the Trust will be referred to individually as a "Fund" and collectively as the "Funds," and Proposal 1 will be referred to as this "Proposal."

Background

Touchstone Advisors, Inc. (the "Advisor") currently employs sub-advisors, each a registered investment advisor, for the Funds. The current sub-advisors for the Funds are as follows:

FUND	SUB-ADVISOR
Touchstone International Equity Fund	Credit Suisse Asset Management LLC
Touchstone Emerging Growth Fund	TCW Investment Management Company and Westfield Capital Management Company, Inc.
Touchstone Small Cap Value Fund	Todd Investment Advisors, Inc.*
Touchstone Growth/Value Fund	Mastrapasqua & Associates, Inc.
Touchstone Equity Fund	Fort Washington Investment Advisors, Inc.*
Touchstone Enhanced 30 Fund	Todd Investment Advisors, Inc.*
Touchstone Value Plus Fund	Fort Washington Investment Advisors, Inc.*
Touchstone Growth & Income Fund	Zurich Scudder Investments, Inc.
Touchstone Balanced Fund	OpCap Advisors
Touchstone High Yield Fund	Fort Washington Investment Advisors, Inc.*
Touchstone Bond Fund	Fort Washington Investment Advisors, Inc.*
Touchstone Standby Income Fund	Fort Washington Investment Advisors, Inc.*
Touchstone Money Market Fund	Fort Washington Investment Advisors, Inc.*

*Fort Washington Investment Advisors, Inc. and Todd Investment Advisors, Inc. are affiliates of the Advisor.

Sub-advisors perform the daily management of the assets of the Funds. The Advisor monitors and supervises the activities of the sub-advisors, and may terminate the services of any sub-advisor at any time, subject to the notice periods set forth in the applicable sub-advisory agreement. However, entering into a new sub-advisory agreement or amending an existing sub-advisory agreement with a sub-advisor currently requires approval of the applicable Fund's shareholders.

The Investment Company Act of 1940 (the "1940 Act") requires that all contracts pursuant to which persons serve as investment advisors to investment companies be approved by shareholders. This requirement applies to the appointment of a new or replacement sub-advisor to any Fund and generally to the amendment of existing agreements with sub-advisors. (There is an exception to this requirement that permits, under certain circumstances, entities to serve as replacement sub-advisors for an interim period without shareholder approval if their contracts have been approved by the board of the investment company.) The Securities and Exchange Commission (the "Commission") has previously granted exemptions to investment companies, such as the Trust, from the requirement for a shareholder vote provided that certain conditions are satisfied.

The Trust and the Advisor currently are seeking similar exemptive relief from the Commission. If the Trust and the Advisor obtain this exemptive relief and this Proposal is approved, the Board and the Advisor will be able, without further shareholder approval, to enter into new or amended sub-advisory agreements with sub-advisors, except sub-advisors who are affiliated persons of either the Trust or the Advisor other than by reason of serving as a sub-advisor to one or more Funds (an "Affiliated Sub-Advisor"). The Board will not, however, be able to (a) replace the Advisor as investment manager or (b) enter into a new or amended sub-advisory agreement with an Affiliated Sub-Advisor, without complying with the 1940 Act and applicable regulations governing shareholder approval of advisory contracts. Although the Trust applied for this exemptive relief in January 2002, the Trust has not yet received this exemptive relief from the Commission, and there is no assurance that the Trust will receive such relief.

As explained under Proposals 3 and 4 in this Proxy Statement, the International Equity Fund is seeking shareholder approval of a new sub-advisory agreement between the Advisor and Bank of Ireland Asset Management (U.S.) Limited and the Small Cap Value Fund is seeking shareholder approval of a new sub-advisory agreement between the Advisor and Ark Asset Management Co., Inc. (the "New Agreements"). If the Trust obtains the exemptive order from the Commission and the shareholders of the Funds approve the proposed arrangement as set forth in this Proposal, the Trust will seek shareholder approval of new or amended sub-advisory agreements only when the agreement involves an Affiliated Sub-Advisor. Bank of Ireland Asset Management (U.S.) Limited and Ark Asset Management Co., Inc. are not Affiliated Sub-Advisors. Accordingly, if the Trust obtains the requested exemptive order and the shareholders of the International Equity Fund and the Small Cap Value Fund approve the arrangement, the Advisor, at the direction of the Board, may amend the New Agreements or enter into a sub-advisory agreement with another sub-advisor as permitted by the exemptive order without first seeking the approval of each Fund's shareholders.

Reasons for this Proposal

This Proposal is intended to facilitate the efficient supervision and management of the Funds by the Advisor and the Board and to give the Advisor flexibility in managing the Funds in the future. The Advisor continuously monitors the performance of the sub-advisors of a Fund and may, from time to time, recommend that the Board replace one or more sub-advisors or appoint additional sub-advisors, depending on the Advisor's assessment of which sub-advisors it believes will optimize the Fund's chances of achieving its investment objective. Under the 1940 Act, the Advisor currently is required to obtain shareholder approval to add or replace a sub-advisor. In most cases, the Advisor must also obtain shareholder approval to amend an existing sub-advisory agreement. Obtaining shareholder approval requires a Fund to hold a meeting of its shareholders, which entails substantial costs, including costs related to preparing, printing and distributing proxy materials. If the Funds obtain exemptive relief from the Commission and shareholders approve this Proposal, the Board, subject to certain exceptions, will no longer be required to call a Fund shareholder meeting each time a new sub-advisor is proposed or a material amendment to a sub-advisory agreement is proposed.

Even in the absence of a shareholder approval requirement, any proposal to add or replace sub-advisors will receive careful review. First, the Advisor will assess a Fund's needs and, if the Advisor believes additional or replacement sub-advisors might benefit the Fund, will search for available investment sub-advisors. Second, any recommendations made by the Advisor will have to be approved by a majority of the Board, including a majority of the Trustees who are not "interested persons" (within the meaning of the 1940 Act) of the Trust, the Advisor or the proposed sub-advisor. In selecting any new or replacement sub-advisors for a Fund, the Board is required to determine that the proposed sub-advisory agreement is reasonable, fair and in the best interests of the Fund and its shareholders. The Board will consider the factors it deems relevant in approving sub-advisory agreements, including the nature, quality and scope of the services to be provided. The Board will also review relevant information about the sub-advisor's ability to provide its services to a Fund, such as the sub-advisor's investment performance record, personnel, operations, financial condition or any other factors that might affect the sub-advisor's overall performance as an investment advisor. Finally, any further appointments of additional or replacement sub-advisors will have to comply with any conditions contained in the Commission's exemptive order, if such order is granted.

The Advisor expects that the conditions in the Commission's exemptive order, if such an order is granted, will include the following:

- The Funds will disclose in their prospectus the details of this structure, which will permit the Board and the Advisor to select or change investment sub-advisors and enter into investment sub-advisory agreements or amend existing investment sub-advisory agreements without obtaining the approval of shareholders.

- The applicable Fund will seek shareholder approval if a sub-advisory agreement with an Affiliated Sub-Advisor is involved.

- Within 90 days of hiring any new sub-advisor (other than an Affiliated Sub-Advisor), the Advisor will furnish the shareholders of the affected Funds with detailed information about the sub-advisor.

- In most cases, the Advisor also will furnish the shareholders of affected Funds with detailed information about changes in a sub-advisory agreement.

The Board believes that the proposed arrangement to select or change investment sub-advisors or enter into and amend investment sub-advisory agreements without obtaining the approval of shareholders is in the best interests of the shareholders of each Fund.

RECOMMENDATION AND REQUIRED VOTE

The shareholders of each Fund will vote separately on this Proposal. With respect to a Fund, approval of this Proposal requires the affirmative vote of the holders of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of the Fund. Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

If this Proposal is not approved by shareholders of a Fund, the Board will be required to seek shareholder approval for each new or amended sub-advisory agreement with respect to that Fund.

The Board unanimously recommends that the shareholders vote FOR the Proposal to authorize the Board and the Advisor to select or change investment sub-advisors and enter into or amend investment sub-advisory agreements without obtaining the approval of shareholders.

PROPOSAL NO. 2

TO AUTHORIZE THE BOARD TO ADOPT AN
AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

Proposal 2 is to be voted on by shareholders of all Funds of the Trust. Each Fund will vote separately. For the purposes of the following discussion of this Proposal 2, the Funds of the Trust will be referred to individually as a "Fund" and collectively as the "Funds."

Each Fund, like other mutual funds, is subject to comprehensive federal laws and regulations, and in particular, the 1940 Act. Each mutual fund is also subject to state law. The Funds are subject to Massachusetts law because each Fund is a series of an entity known as a Massachusetts business trust. Under Massachusetts law, a business trust generally operates under a charter or organization document, usually called a declaration of trust, that sets forth various provisions relating primarily to the authority of the trust to conduct business and the governance of the trust. The Funds currently operate under such a declaration of trust.

At the special meeting, you will be asked to authorize the Trustees to adopt the Amended and Restated Agreement and Declaration of Trust appearing as Exhibit A to this proxy statement (called, in this proxy statement, the Restated Declaration). The Restated Declaration amends the Funds' existing declaration of trust (called, in this proxy statement, the Existing Declaration) in its entirety. The Trustees have approved the Restated Declaration and unanimously recommend that you authorize the Trustees to adopt it in its entirety by voting for each of these Proposals. Certain of the changes to the Declaration, identified as significant and set forth as Proposal Nos. 2a, 2b, 2c, 2d and 2e below, require a separate vote by the shareholders. The remaining changes will be voted on as one proposal, Proposal No. 2f. If one or more of these Proposals are not approved by shareholders, the Trustees will not include those Proposals in the Restated Declaration, and will make conforming changes to the Restated Declaration to the extent necessary to provide for internal consistency.

The Restated Declaration gives the Trustees more flexibility and broader authority to act than the Existing Declaration. This increased flexibility may allow the Trustees to react more quickly to changes in competitive and regulatory conditions and, as a consequence, may allow the Funds to operate in a more efficient and economical manner. Although the Restated Declaration reduces or removes certain shareholder voting and other rights as more fully discussed below, adoption of the Restated Declaration will not remove any of the protections of federal law or alter the Trustees' existing fiduciary obligations to act with due care and in the shareholders' best interests. Before utilizing any new flexibility that the Restated Declaration may afford, the Trustees must first consider the shareholders' interests and then act in accordance with those interests.

You should note that your Fund's investments and investment policies will not change by virtue of the adoption of the Restated Declaration.

The Restated Declaration makes a number of significant changes to the Existing Declaration. Certain of these changes give the Trustees greater flexibility and broader authority to act without shareholder approval. The most significant changes are summarized below. In addition to the changes described below, there are other substantive and stylistic differences between the Restated Declaration and the Existing Declaration. The following summary is qualified in its entirety by reference to the Restated Declaration itself in Exhibit A. The attached Restated Declaration has been marked to show changes from the Existing Declaration.

Significant Changes

PROPOSAL NO. 2a

Dollar – Weighted Voting. The Restated Declaration provides that each shareholder of each fund is entitled to one vote for each dollar of net asset value of the fund represented by the shareholder's shares of the fund, on each matter on which that shareholder is entitled to vote. This means that shareholders with larger economic investments will have more votes than shareholders with smaller economic investments. The Existing Declaration provides that each share of each fund is entitled to one vote on each matter on which shares of that fund are entitled to vote. The Funds are proposing the change to dollar-weighted voting in order to equalize the voting power of the shareholders of the various funds in the Trust.

Dollar-weighted voting is important when a fund is part of a trust that has more than one series. Because each fund, as a series of a trust, typically has a different share price than other funds that are also series of the trust, shareholders of a fund with lower-priced shares may have more voting power than shareholders of a fund with higher-priced shares. For example, if a fund is a money market fund with shares selling for $1.00 per share, a $1,000 investment will purchase 1,000 shares of that fund. If another fund in the trust has shares that are selling for $10.00 per share, that same $1,000 investment will purchase only 100 shares of that fund. The Existing Declaration gives one vote for each share owned. Therefore, under the Existing Declaration, when the shareholders of the trust vote together as a single class, a shareholder of the money market fund has ten times the vote of a shareholder of the second fund, even though the economic interest of each shareholder is the same. The change would match a shareholder's economic interest in the trust with the shareholder's voting powers, and conversely would prevent a shareholder who holds many shares with a relatively low price per share, such as a money market investor, from having disproportionately large voting powers.

PROPOSAL NO. 2b

Future Amendments. The Restated Declaration may be amended without shareholder approval in most cases. The Existing Declaration may be amended without shareholder approval only in certain limited circumstances. Under the Restated Declaration, shareholders generally have the right to vote only on an amendment affecting their voting powers, on an amendment affecting the amendment provisions of the Restated Declaration, on an amendment required by law or by a fund's registration statement to be approved by shareholders, and on any amendment submitted to shareholders by the Trustees. By allowing amendment of the Restated Declaration without shareholder approval, the Restated Declaration gives the Trustees the necessary authority to react quickly to future contingencies. Where a shareholder vote is required for an amendment, the Restated Declaration provides that approval requires a vote of the majority of the outstanding voting securities, as that term is defined in the 1940 Act, of the Trust as a whole, or of the shareholders affected. Therefore, if a proposed amendment would affect only a particular fund or class of a fund, only shareholders of that fund or class of a fund would be entitled to vote on the amendment. The Existing Declaration requires a vote of a majority of the outstanding voting securities of each fund to approve an amendment submitted for shareholder approval.


PROPOSAL NO. 2c


Redemption. The Restated Declaration permits the Trustees to cause the involuntary redemption of a shareholder's shares at any time for any reason the Trustees deem appropriate. The Existing Declaration permits the Trustees to involuntarily redeem shares, but only in more limited circumstances. Under the Restated Declaration, the Trustees will be able to cause a shareholder's shares to be redeemed in order to eliminate small accounts for administrative efficiencies and cost savings, to protect the tax status of a fund if necessary and to eliminate ownership of shares by a particular shareholder when the Trustees determine, pursuant to adopted policies, that the particular shareholder's ownership is not in the best interests of the other shareholders of a fund (for example, in the case of a market timer). The exercise of the power granted to the Trustees under the Restated Declaration to involuntarily redeem shares is subject to any applicable provisions under the 1940 Act or the rules adopted thereunder. The staff of the Commission takes the position that the 1940 Act prohibits involuntary redemptions; however, the staff has granted enforcement no-action relief for involuntary redemptions in limited circumstances.

The Restated Declaration also clarifies that redemption fees and back-end sales charges may be charged upon redemption.


PROPOSAL NO. 2d


Reorganization. The Restated Declaration permits the Trustees, without shareholder approval, to reorganize any fund or class or the Trust as a whole into a newly created or non-operating entity or a series or class thereof or to organize a new entity and to reorganize the Trust or a series thereof into such newly created entity. The Existing Declaration requires shareholder approval for these types of reorganizations. Under certain circumstances, it may not be in the shareholders' interests to require a shareholder meeting to permit the Trust or a fund or class to reorganize into another entity or to change a fund's form of organization by incorporating into a newly created entity. For example, in order to reduce the cost and scope of state regulatory requirements or to take advantage of a more favorable tax treatment offered by another state, the Trustees may determine that it would be in the shareholders' interests to reorganize a fund to domicile it in another state or to change its legal form. Under the Existing Declaration, the Trustees cannot effectuate such a potentially beneficial reorganization without first conducting a shareholder meeting and incurring the attendant costs and delays. The Restated Declaration gives the Trustees the flexibility to reorganize the Trust or any of its funds or classes and achieve potential shareholder benefits without incurring the delay and potential costs of a proxy solicitation. Such flexibility should help to assure that the Trust and its funds operate under the most appropriate form of organization. The Restated Declaration requires that shareholders receive written notification of any such reorganization transaction.

The Restated Declaration does not permit the Trust or any fund or class to merge with or sell its assets to another operating entity without first obtaining shareholder approval by a vote of a majority of the outstanding voting securities, as that term is defined in the 1940 Act, of the Trust, fund or class, as applicable. The Existing Declaration requires this same vote, unless the transaction has not been recommended by the Trustees, in which case a higher vote is required.

PROPOSAL NO. 2e

Investment in Other Investment Companies. The Existing Declaration permits each Fund to invest its assets in a single investment company with similar objectives and policies, called a master/feeder structure. The Restated Declaration permits the Funds to implement a fund-of-funds structure, in which a fund is able to invest all or a portion of its assets in more than one investment company. Both the master/feeder and fund-of-funds structures attempt to achieve economies of scale and efficiencies in portfolio management by consolidating portfolio management with other investment companies, while permitting a fund to retain its own characteristics and identity. Although the Trustees have no intention of changing the structure of the Funds at this time, the Restated Declaration would give the Trustees the flexibility to implement a master/feeder or fund-of-funds structure for a Fund in the event that they were to determine that such a structure was in the best interests of Fund shareholders.

PROPOSAL NO. 2f

Other Changes

A vote in favor of Proposal No. 2f will authorize the Trustees to adopt all of the other changes to the Existing Declaration, except for those specifically set forth in Proposal Nos. 2(a)-2(e) above. Other changes to the Existing Declaration include:

1. The Restated Declaration permits a fund to enter into and amend advisory and subadvisory agreements without shareholder approval if permitted by applicable law.

2. The Restated Declaration clarifies that the principal office of the Trust and the resident agent for the Trust may be changed by the Trustees without shareholder approval.

3. The Restated Declaration removes provisions relating to the election of Trustees that simply mirror current requirements under applicable laws and provides for the removal of any Trustee with or without cause at any time by the affirmative vote of two-thirds of the remaining Trustees. The Restated Declaration also reduces the required number of Trustees from three to two and removes the limit on the maximum number of Trustees.

4. The Restated Declaration removes many of the provisions relating to the contracts that the Trust may enter into with its service providers, as the 1940 Act already governs many of these contracts, and specifically permits subcontractual arrangements with respect to such services with the consent of the Trustees. The Restated Declaration also removes certain provisions relating to contracts between the Trust and certain affiliated parties and relating to certain affiliated transactions with the Trust and with respect to its shares, because these concerns are already addressed by applicable laws, including laws relating to the exercise of fiduciary duties by Trustees.

5. The Restated Declaration provides that actions taken by the Trustees and officers in good faith are binding on all concerned.

6. The Restated Declaration permits the Trust to issue shares either with or without par value.

7. The Restated Declaration removes an inconsistency in the Existing Declaration with respect to the ability of the Trustees, without shareholder approval, to terminate the Trust or a series or class thereof, and specifically permits the Trustees, without shareholder approval, to designate or redesignate series, such as a Fund, to classify and reclassify classes and to make any other changes with respect to a series or class, whether or not shares of the series or class are outstanding. The Existing Declaration permits the Trustees to terminate the Trust or a fund without shareholder approval, but following such termination, then requires shareholder approval to sell or transfer all of the assets of the Trust or a fund in connection with its liquidation.

8. The Restated Declaration provides that the Trust is authorized to disclose share holdings when so required by law.

9. The Restated Declaration provides that shareholders of all funds generally will vote together on all matters except when the Trustees determine that only shareholders of particular funds or classes are affected by a particular matter or when applicable law requires shareholders to vote separately by fund or class. The Restated Declaration also clarifies that, except when a larger vote is required by applicable law or by any provision of the Restated Declaration or the by-laws, a majority of the voting power of the shares voted in person or by proxy on a matter will decide that matter and states that a plurality shall elect a Trustee.

10. The Restated Declaration provides that rights to indemnification or insurance cannot be limited retroactively.

11. The Restated Declaration explicitly permits mergers, reorganizations and similar transactions to be effected through a variety of methods, including share-for-share exchanges, transfers or sales of assets, shareholder in-kind redemptions and purchases, and exchange offers.

12. The Restated Declaration extends the provisions relating to sale of assets and reorganizations to classes of shares.

13. The Restated Declaration specifies that officers, like Trustees, are not obligated to give any bond or other security for the performance of their duties. The Restated Declaration also adds certain definitions to the provisions relating to indemnification of the Trust's Trustees and officers.

14. The Restated Declaration provides that shareholders may not bring suit on behalf of a fund without first requesting that the Trustees bring such suit unless there would be irreparable injury to the fund or if a majority of the Trustees have a personal financial interest in the action. This demand requirement is similar to that currently applicable to corporations in Massachusetts, and which is deemed to be applicable to the Funds. The Restated Declaration also provides that Trustees are not considered to have a personal financial interest by virtue of being compensated for their services as Trustees or as trustees of funds with the same or an affiliated investment advisor or distributor, a

change which reflects a change to Massachusetts law. The effect of this change may be to discourage suits brought against the Funds by shareholders.

15. The Restated Declaration permits a pro rata reduction in the number of shares outstanding of any fund that holds itself out as a money market fund or a stable value fund in order to maintain the net asset value per share at a constant dollar amount.

16. The Restated Declaration extends the provisions relating to limitation of liability to former shareholders and states that the Trust shall, upon request by a shareholder or former shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the Trust and will satisfy any judgment thereon from the assets of the Trust.

17. The Restated Declaration clarifies that share certificates, if any, may be retired by the Trustees at any time.

18. The Restated Declaration permits electronic delivery to shareholders of notices and other information, and simplifies the information delivery requirements for shareholders in the same household. These provisions are intended to simplify administration of the funds' affairs.

19. The Restated Declaration simplifies the provisions regarding the types of investments that may be made by Trustees and also simplifies the provisions regarding transfers of shares and states that shares shall be transferred in accordance with policies established by or at the direction of the Trustees.

RECOMMENDATION AND REQUIRED VOTE

The shareholders of each Fund will vote separately on these Proposals. With respect to a Fund, the affirmative vote of the holders of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of the Fund, on each of Proposals 2a, 2b, 2c, 2d, 2e and 2f is required to authorize the Trustees to adopt the Restated Declaration. Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

If some but not all of these Proposals are approved by each Fund, the Trustees will adopt only those provisions that have been approved, and if none of these Proposals are approved the Existing Declaration will remain in effect.

The Board unanimously recommends that shareholders vote FOR all of these Proposals authorizing the Board to adopt the Amended and Restated Agreement and Declaration of Trust.

PROPOSAL NO. 3

TO APPROVE A NEW SUB-ADVISORY AGREEMENT FOR THE INTERNATIONAL EQUITY FUND BETWEEN TOUCHSTONE ADVISORS, INC. AND BANK OF IRELAND ASSET MANAGEMENT (U.S.) LIMITED

Proposal 3 is to be voted on by shareholders of the International Equity Fund only. Shareholders of the International Equity Fund are being asked to approve a new sub-advisory agreement between the Advisor and Bank of Ireland Asset Management (U.S.) Limited ("Bank of Ireland"), pursuant to which Bank of Ireland would act as the new investment sub-advisor to the International Equity Fund. For the purposes of the following discussion of this Proposal 3, the International Equity Fund will be referred to as the "Fund" and Proposal 3 will be referred to as this "Proposal."

All information contained in this Proxy Statement and the accompanying materials about Bank of Ireland and its affiliates has been provided by Bank of Ireland.

Introduction

Credit Suisse Asset Management LLC ("Credit Suisse") currently serves as the sub-advisor to the Fund and manages the Fund's assets pursuant to a sub-advisory agreement between the Advisor (on behalf of the Fund) and Credit Suisse dated as of January 1, 1999 (the "Current Agreement"). The Board approved the current sub-advisory agreement with Credit Suisse on July 25, 1994.

Under the investment advisory agreement between the Trust and the Advisor, the Advisor may select, subject to review and approval of the Board and the Fund's shareholders, a sub-advisor or sub-advisors to manage the assets of the Fund. The Advisor, seeking to improve the investment performance of the Fund, has determined that it is in the best interests of the Fund and its shareholders to terminate the Current Agreement with Credit Suisse, such termination to become effective May 1, 2002. The Advisor has selected Bank of Ireland as the new sub-advisor to manage the assets of the Fund, and the Board has approved a sub-advisory agreement with Bank of Ireland (the "New Agreement"), subject to approval by the shareholders, to become effective on May 1, 2002.

The Current Agreement and the New Agreement

The terms of the New Agreement are substantially similar, in all material respects, to the terms of the Current Agreement, except as noted below. A form of the New Agreement is attached to this Proxy Statement as Exhibit B. The following summary of the terms of the New Agreement is qualified in its entirety by the text of the New Agreement.

Sub-Advisory Fees. Under the Current Agreement, Credit Suisse is entitled to receive from the Advisor a monthly fee equal on an annual basis to:

0.85% of the first $30 million of the average daily net assets of the Fund,
0.80% of such assets from $30 million to $50 million,
0.70% of such assets from $50 million to $70 million, and
0.60% of such assets in excess of $70 million.

For the fiscal year ended December 31, 2001, Credit Suisse received sub-advisory fees of $185,363 from the Advisor.

The New Agreement provides that Bank of Ireland will be entitled to receive from the Advisor a monthly fee equal on an annual basis to:

0.45% of the first $50 million of the average daily net assets of the Fund,
0.40% of the next $50 million of the average daily net assets of the Fund,
0.30% on the next $500 million of the average daily net assets of the Fund,
0.28% on the next $200 million of the average daily net assets of the Fund, and
0.27% of the average daily net assets of the Fund in excess of $800 million.

The following chart compares the sub-advisory fee due to the Fund's sub-advisor as calculated under the terms of the Current Agreement for the year ended December 31, 2001 to the sub-advisory fee which would have been due to the Fund's sub-advisor had the New Agreement had been in effect during that period, and shows the difference between the two fees as a percentage of the sub-advisory fee paid under the Current Agreement.

	Current Agreement	New Agreement	Percentage Difference
Sub-Advisory Fee	$185,363	$98,338	(47)%

The change in the rate of the sub-advisory fee will not affect the Fund's expenses because the Advisor, not the Fund, pays the sub-advisor for its services.

Obligations of the Sub-Advisor. The New Agreement provides that Bank of Ireland as sub-advisor, in return for its fee, will manage the investment and reinvestment of the Fund's assets, subject to and in accordance with the investment objective, policies and restrictions of the Fund and any written or oral directions that the Advisor or the Board may give from time to time with respect to the Fund. Accordingly, Bank of Ireland will make all determinations with respect to the investment of the assets of the Fund and the purchase and sale of portfolio securities. Bank of Ireland will also, in the name of the Fund, place orders for the execution of portfolio transactions in accordance with the policies with respect thereto set forth in the Trust's registration statement. In connection with the placement of such orders, Bank of Ireland will create and maintain all necessary brokerage records of the Fund. In addition, Bank of Ireland will exercise voting rights, rights to consent to corporate action and any other rights pertaining to the portfolio securities. Bank of Ireland will render regular reports to the Board and to the Advisor. Bank of Ireland will also provide support to the Advisor with respect to the marketing of the Fund. The obligations of the sub-advisor under the New Agreement are substantially similar to those under the Current Agreement.

The New Agreement provides that Bank of Ireland will effect all purchases and sales of securities in a manner consistent with best execution, taking into account overall direct net economic result to the Fund and execution capability and other services that the broker may provide. Bank of Ireland may effect transactions that cause the Fund to pay a commission in excess of a commission that another broker would have charged; provided, however, that Bank of Ireland must first determine that such commission is reasonable in relation to the value of the brokerage and research provided by the broker. Bank of Ireland will present a written report to the Board, at least quarterly, indicating total brokerage expenses, as well as the services obtained in consideration for such expenses.

Under the New Agreement, Bank of Ireland will bear its expenses of providing services to the Fund, except for those expenses undertaken by the Advisor or the Trust.

Limitation of Liability. The New Agreement provides that, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties under the New Agreement on the part of Bank of Ireland, Bank of Ireland will not be liable to the Advisor, the Trust or to any shareholder in the Fund for any act or omission in the course of, or connected with, rendering services under the New Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. The limitation of liability provision in the Current Agreement is identical to that in the New Agreement. The Current Agreement, however, contains an additional provision requiring the Trust or the Advisor to indemnify Credit Suisse for its losses in certain circumstances. The New Agreement does not contain this type of indemnification provision.

Term and Termination. If approved by the shareholders, the New Agreement will continue until May 1, 2003; and, unless earlier terminated, it will continue thereafter provided that such continuance is specifically approved by the parties and, in addition, at least annually by (i) the vote of the holders of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund or by vote of a majority of the Board, and (ii) by the vote of a majority of the Trustees who are not parties to the New Agreement or interested persons as defined under the 1940 Act of either the Advisor or Bank of Ireland, cast in person at a meeting called for the purpose of voting on such approval.

The New Agreement provides that it may be terminated at any time without penalty (i) by the Advisor, by the Board or by a vote of the "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, upon not less than 60 days' prior written notice to Bank of Ireland; or (ii) by Bank of Ireland upon not less than 60 days' prior written notice to the Advisor and the Trust. As required by the 1940 Act, the New Agreement will also terminate automatically in the event of its assignment.

Information about Bank of Ireland

Bank of Ireland is a company organized under the laws of the Republic of Ireland. The address of Bank of Ireland is Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Hill Lane, Greenwich, Connecticut 06830.

PRINCIPAL EXECUTIVE OFFICERS AND DIRECTORS OF BANK OF IRELAND

Name	Positions and Offices with Bank of Ireland	Other Principal Position(s) Held
Denis Curran	Director and President	None
Rosemary Catherine Mahon	Director and Senior Vice President	None
Sean Anthony O'Dwyer	Finance and Compliance Officer and Company Secretary	None
William Raymond Cotter	Director and Chief Executive Officer	None
Michael Christopher Reilly	Director and Chief Investment Officer	None
Michael Joseph McCarthy	Director	None
Leila Marie Long	Director and Senior Vice President	None
Stephen Thomas Holland	Director and Senior Vice President	None

The directors and officers named above may be reached at Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Hill Lane, Greenwich, Connecticut 06830. The positions listed are each individual's principal occupation. Bank of Ireland is 100% owned by BIAM HOLDINGS, 26 Fitzwilliam Place, Dublin, Ireland 2, a corporation that is owned by The Governor and Company of the Bank of Ireland.

As of February 12, 2002, no Trustee or officer of the Trust was an officer, employee, director, general partner or shareholder of Bank of Ireland.

Information Regarding Other Funds Advised by Bank of Ireland with a Similar Investment Objective

Bank of Ireland is the investment advisor for the following funds, which are managed with the same investment strategy as Bank of Ireland will use for the Touchstone International Equity Fund. The following table contains information about these funds.

Fund Name	Net Assets as of February 22, 2002	Fee Scale
• Berger	$205 million	0.45% on first $50 million;
• Berger IPT	$ 5 million	0.40% next $50 million; and
• Allmerica Select International Equity Fund	$428 million	0.30% over $100 million
• Citistreet	$114 million	

• RSI Retirement Trust	$ 47 million	0.75% on first $20 million; 0.50% on next $30 million; and 0.35% on next $100 million

---

• Cigna Foreign Bond Fund	$ 9 million	0.50% on first $375 million;
• Cigna International Blend/ Bank of Ireland Fund	$564 million	0.45% on next $225 million; and 0.40% on excess

---

• AXA Premier Funds Trust	$ 2 million	0.45% on first $50 million;
• AXA Premier VIP Trust	$ 2 million	0.40% on next $50 million;
• Prudential International Value Fund	$405 million	0.30% on next $500 million; 0.28% on next $200 million; and 0.27% over $800 million

Evaluation by the Board of Trustees

At a Board meeting held on February 21, 2002, the Board, including the Independent Trustees, unanimously approved the New Agreement and voted to recommend its approval by the Fund's shareholders. (For purposes of this approval, an Independent Trustee is a Trustee who is not a party to the New Agreement and who is not an "interested person" (as defined in the 1940 Act) of the Advisor, Credit Suisse or Bank of Ireland.)

In connection with the Board meeting, the Board received materials relating to the New Agreement and Bank of Ireland, including: (1) a draft copy of the New Agreement, (2) information about advisory and sub-advisory fees and expense ratios of relevant categories of funds and sub-accounts of insurance company separate accounts, (3) information about the principal investment strategies that Bank of Ireland proposes to employ in managing the Fund's assets, and (4) copies of Bank of Ireland's Form ADV, including an extract from the financial statements of Bank of Ireland for the year ended March 31, 2001, and its Code of Conduct.

At the Board meeting, management of the Advisor provided an extensive review of the process that it employed in selecting Bank of Ireland as the Fund's new sub-advisor and discussed the investment performance of Bank of Ireland and appropriate benchmarks and peer groups, its investment approach, its experience as a sub-advisor, and the credentials of its portfolio management team. Management of the Advisor also reviewed information about the organizational structure of Bank of Ireland and its compliance infrastructure and responded to questions from the Board about the Advisor's selection process and its assessment of the level of service that Bank of Ireland would provide to the Fund. In addition, counsel to the Independent Trustees provided them with a memorandum discussing their duties and responsibilities in connection with the contractual arrangements involving the Fund and met separately with the Independent Trustees before the Board meeting.

In determining whether or not it was appropriate to approve the New Agreement and to recommend its approval to the shareholders, the Board, including the Independent Trustees, considered, among other things: (1) the nature, quality and extent of the services to be provided by Bank of Ireland, (2) Bank of Ireland's experience and investment record and its investment philosophy and process, (3) the general qualifications of the various officers and portfolio managers of Bank of Ireland and (4) the terms of the New Agreement including the proposed fee structure. After consideration of the above factors and such other factors and information that it considered relevant, the Board concluded that the terms of the New Agreement were fair and reasonable and approval of the New Agreement was in the best interests of the Fund and its shareholders. Accordingly, the Board and the Independent Trustees unanimously approved the New Agreement.

RECOMMENDATION AND REQUIRED VOTE

Approval of this Proposal by the Fund shareholders requires an affirmative vote of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of this Fund. Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

If the New Agreement is not approved by the shareholders of the Fund, the Current Agreement will remain in effect.

The Board believes that the terms of the New Agreement are fair to, and in the best interests of, the Fund and its shareholders and unanimously recommends that the shareholders vote FOR the Proposal to approve the New Agreement.

PROPOSAL NO. 4

TO APPROVE A NEW SUB-ADVISORY AGREEMENT FOR THE SMALL CAP VALUE FUND BETWEEN TOUCHSTONE ADVISORS, INC. AND ARK ASSET MANAGEMENT CO., INC.

Proposal 4 is to be voted on by shareholders of the Small Cap Value Fund only. Shareholders of the Small Cap Value Fund are being asked to approve a new sub-advisory agreement between the Advisor and Ark Asset Management Co., Inc. ("Ark"), pursuant to which Ark would act as the new investment sub-advisor to the Small Cap Value Fund. For the purposes of the following discussion of this Proposal 4, the Small Cap Value Fund will be referred to as the "Fund" and Proposal 4 will be referred to as this "Proposal."

All information contained in this Proxy Statement and the accompanying materials about Ark and its affiliates has been provided by Ark.

Introduction

Todd Investment Advisors, Inc. ("Todd") currently serves as the sub-advisor to the Fund and manages the Fund's assets pursuant to a sub-advisory agreement between the Advisor (on behalf of the Fund) and Todd dated as of May 1, 1999 (the "Current Agreement"). The Current Agreement was approved by the initial shareholder of the Fund on April 30, 1999.

Under the investment advisory agreement between the Trust and the Advisor, the Advisor may select, subject to review and approval of the Board and the Fund's shareholders, a sub-advisor or sub-advisors to manage the assets of the Fund. The Advisor, seeking to ensure the value orientation of the Fund, has determined that it is in the best interests of the Fund and its shareholders to terminate the Current Agreement with Todd, such termination to become effective May 1, 2002. The Advisor has selected Ark as the new sub-advisor to manage the assets of the Fund and the Board has approved a sub-advisory agreement with Ark (the "New Agreement"), subject to approval by the shareholders, to become effective on May 1, 2002.

The Current Agreement and the New Agreement

The terms of the New Agreement are substantially similar, in all material respects, to the terms of the Current Agreement, except as noted below. A form of the New Agreement is attached to this Proxy Statement as Exhibit C. The following summary of the terms of the New Agreement is qualified in its entirety by reference to Exhibit C.

Sub-Advisory Fees. Under the Current Agreement, Todd is entitled to receive from the Advisor a monthly fee equal on an annual basis to 0.50% of the average daily net assets of the Fund. For the fiscal year ended December 31, 2001, Todd received sub-advisory fees of $49,641 from the Advisor.

The New Agreement provides that Ark will be entitled to receive from the Advisor a monthly fee equal on an annual basis to:

> 0.75% of the average daily net assets of the Fund up to $50 million, and
> 0.60% of such assets in excess of $50 million.

The change in the rate of the sub-advisory fee will not increase the Fund's expenses because the Advisor, not the Fund, pays the sub-advisor for its services.

The following chart compares the sub-advisory fee due to the Fund's sub-advisor as calculated under the terms of the Current Agreement for the year ended December 31, 2001 to the sub-advisory fee which would have been due to the Fund's sub-advisor had the New Agreement had been in effect during that period, and shows the difference between the two fees as a percentage of the sub-advisory fee paid under the Current Agreement.

	Current Agreement	New Agreement	Percentage Difference
Sub-Advisory Fee	$49,641	$74,481	50%

Obligations of the Sub-Advisor. The New Agreement provides that Ark as sub-advisor, in return for its fee, will manage the investment and reinvestment of the Fund's assets, subject to and in accordance with the investment objective, policies and restrictions of the Fund and any written or oral directions that the Advisor or the Board may give from time to time with respect to the Fund. Accordingly, Ark will make all determinations with respect to the investment of the assets of the Fund and the purchase and sale of portfolio securities. Ark will also, in the name of the Fund, place orders for the execution of portfolio transactions in accordance with the policies with respect thereto set forth in the Trust's registration statement. In connection with the placement of such orders, Ark will create and maintain all necessary brokerage records of the Fund. In addition, Ark will exercise voting rights, rights to consent to corporate action and any other rights pertaining to the portfolio securities. Ark will render regular reports to the Board and to the Advisor. Ark will also provide support to the Advisor with respect to the marketing of the Fund. The obligations of the sub-advisor under the New Agreement are substantially similar to those under the Current Agreement.

The New Agreement provides that Ark will effect all purchases and sales of securities in a manner consistent with best execution, taking into account overall direct net economic result to the Fund and execution capability and other services that the broker may provide. Ark may effect transactions that cause the Fund to pay a commission in excess of a commission that another broker would have charged, provided, however, that Ark must first determine that such commission is reasonable in relation to the value of the brokerage, research and performance measurement services provided by the broker. Ark will present a written report to the Board, at least quarterly, indicating total brokerage expenses, as well as the services obtained in consideration for such expenses.

Under the New Agreement, Ark will bear its expenses of providing services to the Fund except for those expenses undertaken by the Advisor or the Trust.

Limitation of Liability. The New Agreement provides that absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties under the New Agreement on the part of Ark, Ark will not be liable to the Advisor, the Trust or to any shareholder in the Fund for any act or omission in the course of, or connected with, rendering services under the New Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. The limitation of liability provision in the Current Agreement is identical to that in the New Agreement.

Term and Termination. If approved by the shareholders, the New Agreement will continue until May 1, 2003; and, unless earlier terminated, it will continue thereafter provided that such continuance is specifically approved by the parties and, in addition, at least annually by (i) the vote of the holders of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund or by vote of a majority of the Board, and (ii) by the vote of a majority of the Trustees who are not parties to the New Agreement or interested persons of either the Advisor or Ark, cast in person at a meeting called for the purpose of voting on such approval.

The New Agreement provides that it may be terminated at any time without penalty (i) by the Advisor, by the Board or by a vote of the "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, upon not less than 60 days' prior written notice to Ark; or (ii) by Ark upon not less than 60 days' prior written notice to the Advisor and the Trust. As required by the 1940 Act, the New Agreement will also terminate automatically in the event of its assignment.

Information about Ark

Ark is a corporation organized under the laws of the State of New York. The address of Ark is 125 Broad Street, New York, New York 10004.

PRINCIPAL EXECUTIVE OFFICERS AND DIRECTORS OF ARK

Name	Positions and Offices with Ark	Other Principal Position(s) Held
Henry Reynolds Breck	CEO, Chairman, Director	Director, ASA Limited, Director Butler Capital
Ronald Charles Wiener	Vice Chairman, Director	None
Coleman Morton Brandt	Vice Chairman, Director	None
Jay Stephen Mermelstein	Director and Chief Operating Office, CFO	None
Lauri Beth London	General Counsel, Corporate Secretary	None
Clarence Charles Hetzel	Vice Chairman, Director	None

The directors and officers named above may be reached at Ark Asset Management Co., Inc., 125 Broad Street, New York, NY 10004. The positions listed are each individual's principal occupation. Ark is 100% owned by Ark Asset Holdings, Inc., a corporation that is 100% owned by its employees. Mr. Hetzel beneficially owns more than 25% but less than 50% of a class of a voting security of Ark Asset Holdings, Inc.

As of February 12, 2002, no Trustee or officer of the Trust was an officer, employee, director, general partner or shareholder of Ark.

Information Regarding Other Ark Advised Funds with a Similar Investment Objective

Ark is the investment advisor for the Principal Partners Small Cap Value Fund ("Principal Partners"), which is managed pursuant to the same investment strategy as Ark will employ to manage the assets of the Fund. The following table contains information about Principal Partners.

Fund	Net Assets as of February 20, 2002	Fee Scale
Principal Partners Small Cap Value Fund	$55 million	0.50%

Evaluation by the Board of Trustees

At a Board meeting held on February 21, 2002, the Board, including the Independent Trustees, unanimously approved the New Agreement and voted to recommend its approval by the Fund's shareholders. (For purposes of this approval, an Independent Trustee is a Trustee who is not a party to the New Agreement and who is not an "interested person" (as defined in the 1940 Act) of the Advisor, Todd or Ark.)

In connection with the Board meeting, the Board received materials relating to the New Agreement and Ark, including: (1) a copy of the New Agreement, (2) information about advisory and sub-advisory fees and expense ratios of relevant categories of sub-accounts of insurance company separate accounts, and (3) copies of Ark's Form ADV and its Code of Ethics. At the Board meeting, management of the Advisor provided an extensive review of the process that it employed in selecting Ark as the Fund's new sub-advisor and discussed the investment performance of Ark and appropriate benchmarks and peer groups, its investment approach and the consistency of Ark's performance, and the credentials of its portfolio management team. Management of the Advisor also reviewed information about the organizational structure of Ark and its compliance infrastructure and responded to questions from the Board about the impact of engaging a new sub-advisor for the Fund. In addition, counsel to the Independent Trustees provided them with a memorandum discussing their duties and responsibilities in connection with the contractual arrangements involving the Fund and met separately with the Independent Trustees before the Board meeting.

In determining whether or not it was appropriate to approve the New Agreement and to recommend its approval to the shareholders, the Board, including the Independent Trustees, considered, among other things: (1) the nature, quality and extent of the services to be provided by Ark, (2) Ark's experience and investment record and its investment philosophy and process, (3) the general qualifications of the various officers and portfolio managers of Ark and (4) the terms of the New Agreement including the proposed fee structure. After consideration of the above factors and such other factors and information that it considered relevant, the Board concluded that the terms of the New Agreement were fair and reasonable and approval of the New Agreement was in the best interests of the Fund and its shareholders. Accordingly, the Board and the Independent Trustees unanimously approved the New Agreement.

RECOMMENDATION AND REQUIRED VOTE

Approval of this Proposal by the Fund shareholders requires an affirmative vote of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of this Fund. Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on this Proposal.

If the New Agreement is not approved by the shareholders of the Fund, the Current Agreement will remain in effect.

The Board believes that the terms of the New Agreement are fair to, and in the best interests of, the Fund and its shareholders and unanimously recommends that the shareholders vote FOR the Proposal to approve the New Agreement.

<center>PROPOSAL NO. 5</center>

<center>**TO APPROVE MULTIPLE CHANGES TO FUNDAMENTAL INVESTMENT
RESTRICTIONS OF THE TRUST**</center>

INTRODUCTION

Each Fund will vote separately. The 1940 Act requires investment companies like the Funds to have certain specific investment policies that can be changed only by a shareholder vote. Investment companies may also elect to designate other policies as policies that may be changed only by a shareholder vote. Both types of policies are referred to as "fundamental" policies. Some of the Funds' fundamental investment restrictions were adopted in the past to reflect certain regulatory, business or industry conditions that are no longer in effect.

After conducting an analysis of the Funds' fundamental investment restrictions, the Advisor has recommended to the Board that certain fundamental investment restrictions be changed or eliminated to promote the following goals: (i) to clarify the language of the fundamental investment restrictions; (ii) to simplify the fundamental investment restrictions by omitting any unnecessary discussion regarding non-fundamental exceptions, explanations or interpretations presently contained in the fundamental investment restrictions; (iii) to eliminate any fundamental investment restrictions that are not required under state securities laws, the 1940 Act, or the positions of the staff of the Commission in interpreting the 1940 Act; and (iv) to conform the fundamental investment restrictions to restrictions that are expected to become standard for all funds managed by the Advisor.

The Advisor believes the proposed changes to or elimination of certain of the Funds' fundamental investment restrictions as set forth in Proposal 5 will give the Funds the flexibility to change their investment methods in the future without incurring the costs and delay associated with a shareholder vote, and enhance the sub-advisors' ability to manage the Funds in changing regulatory or investment environments. In addition, the Advisor believes that standardization of fundamental investment restrictions will promote operational efficiencies and facilitate compliance monitoring.

The Board has reviewed the proposed changes to or elimination of certain of the Funds' fundamental investment restrictions as set forth in Proposals 5a-i and believes they are in the best interests of the applicable Fund and its shareholders.

PROPOSAL NO. 5a

TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO BORROWING MONEY

Proposal 5a is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5a, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to borrowing money states:

> *[The fund] will not borrow money or mortgage or hypothecate assets of the fund, except that in an amount not to exceed 1/3 of the current value of the fund's net assets, it may borrow money (including through reverse repurchase arrangements, forward roll transactions involving mortgage-backed securities or other investment techniques entered into for the purpose of leverage), and except that it may pledge, mortgage or hypothecate not more than 1/3 of such assets to secure such borrowings, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered a pledge of assets for purposes of this restriction and except that assets may be pledged to secure letters of credit solely for the purpose of participating in a captive insurance company sponsored by the Investment Company Institute.*

The Board recommends that shareholders of each Fund vote to replace each Fund's fundamental investment restriction with respect to borrowing money with the following amended fundamental investment restriction:

> *The fund may not engage in borrowing except as permitted by the Investment Company Act of 1940, any rule, regulation or order under the act or any SEC staff interpretation of the act.*

The primary purpose of the proposal is to simplify the fundamental investment restriction by omitting an unnecessary discussion of exceptions and explanations to the fundamental investment restriction. The 1940 Act generally permits each Fund to borrow money under the following circumstances:

(1)   The Fund may borrow an amount equal to or less than 33 1/3% of its total assets (including the amount borrowed) from banks.

(2)   The Fund may borrow an amount equal to or less than 5% of its total assets for temporary purposes from any person.

As a matter of current operating policy, each Fund intends to borrow money only as a temporary measure for extraordinary or emergency purposes in an amount up to 10% of its total assets and will not purchase any security while outstanding borrowings exceed 5% of its total assets. In addition, each Fund may engage in reverse repurchase agreements, forward roll transactions involving mortgage-backed securities or other investment techniques entered into for the purpose of leverage. Operating policies may be changed by the Board without shareholder approval.

The Advisor believes that the proposed simplification of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments by changing its operating policies without incurring the costs and delay associated with a shareholder vote. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5b

TO CHANGE FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO UNDERWRITING SECURITIES

Proposal 5b is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Emerging Growth Fund, the Enhanced 30 Fund, the Value Plus Fund, the Equity Fund, the Growth/Value Fund, the Money Market Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5b, these Funds will be referred to individually as a "Fund" and collectively as the "Funds."

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to underwriting securities states:

> *[The fund] will not underwrite securities issued by other persons except insofar as the fund may technically be deemed an underwriter under the 1933 Act in selling a portfolio security.*

The Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund's current fundamental investment restriction with respect to underwriting securities states:

> *The fund may not underwrite securities issued by other persons except to the extent that, in connection with the sale or disposition of portfolio securities, the fund may be deemed to be an underwriter under certain federal securities laws.*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to underwriting securities with the following amended fundamental investment restriction:

> *The fund may not underwrite securities issued by other persons, except to the extent that, in connection with the sale or disposition of portfolio securities, the fund may be deemed to be an underwriter under certain federal securities laws or in connection with investments in other investment companies.*

The primary purpose of the proposal is to clarify that each Fund is permitted to invest in other investment companies even if, as a result of the investment, the Fund is considered an underwriter under federal securities laws. The amended fundamental restriction will permit each Fund to employ a master/feeder or fund-of-funds investment structure as permitted by applicable law. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the Advisor's proposed clarification of the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5c

TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS WITH RESPECT TO LOANS

Proposal 5c is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5c, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to loans states:

> *[The fund] will not make loans to other persons except: (a) through the lending of the fund's portfolio securities and provided that any such loans do not exceed 30% of the fund's total assets (taken at market value); (b) through the use of repurchase agreements or the purchase of short-term obligations; or (c) by purchasing a portion of an issue of debt securities of types distributed publicly or privately.*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to loans with the following amended fundamental investment restriction:

> *The fund may not make loans to other persons except that the fund may (1) engage in repurchase agreements, (2) lend portfolio securities, (3) purchase debt securities, (4) purchase commercial paper, and (5) enter into any other lending arrangement permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.*

The primary purpose of the proposal is to expand the stated exceptions to each Fund's fundamental investment restriction to include lending arrangements permitted by the 1940 Act, any rule, regulation or order under the 1940 Act or any interpretation of the staff of the Commission of the 1940 Act. The Advisor believes that the proposed amendment of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments without incurring the costs and delay associated with a shareholder vote. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5d

**TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO REAL ESTATE**

Proposal 5d is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5d, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to real estate states:

> *[The fund] will not purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein), in the ordinary course of business (except that the fund may hold and sell, for the fund's portfolio, real estate acquired as a result of the fund's ownership of securities).*

The Growth & Income Fund's current fundamental investment restriction with respect to real estate states:

> *The fund may not (i) purchase or sell real estate (except that (a) the fund may invest in (i) securities of entities that invest or deal in real estate, mortgages, or interests therein and (ii) securities secured by real estate or interests therein and (b) the fund may hold and sell real estate acquired as a result of the fund's ownership of securities).*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to real estate with the following amended fundamental investment restriction:

> *The fund may not purchase or sell real estate except that the fund may (1) hold and sell real estate acquired as a result of the fund's ownership of securities or other instruments, (2) purchase or sell securities or other instruments backed by real estate or interests in real estate, and (3) purchase or sell securities of entities or investment vehicles, including real estate investment trusts, that invest, deal or otherwise engage in transactions in real estate or interests in real estate.*

The primary purpose of the proposal is to clarify the language describing the exceptions to each Fund's fundamental investment restriction. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5e

TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS REGARDING OIL, GAS OR MINERAL LEASES

Proposal 5e is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5e, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to oil, gas or mineral leases states:

> *[The fund] will not purchase or sell interests in oil, gas or mineral leases in the ordinary course of business.*

The primary purpose of the proposal is to eliminate a fundamental investment restriction that is no longer required under state securities laws or the positions of the staff of the Commission in interpreting the 1940 Act. Elimination of the investment restriction would provide each Fund with the flexibility to change its investment methods in the future without incurring the costs and delay associated with a shareholder vote. Elimination of the fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed elimination of the fundamental investment restriction and believes it to be in the best interest of each Fund and its shareholders.

The elimination of the fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5f

**TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO COMMODITIES**

Proposal 5f is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5f, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to commodities states:

> *[The fund] will not purchase or sell commodities or commodity contracts (except futures and option contracts) in the ordinary course of business.*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to commodities with the following amended fundamental investment restriction:

> *The fund may not purchase or sell physical commodities except that the fund may (1) hold and sell physical commodities acquired as a result of the fund's ownership of securities or other instruments, (2) purchase or sell securities or other instruments backed by physical commodities, (3) purchase or sell options, and (4) purchase or sell futures contracts.*

The primary purpose of the proposal is to clarify the language describing the exceptions to each Fund's fundamental investment restriction with respect to commodities. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5g

**TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO CONCENTRATION OF INVESTMENTS**

Proposal 5g is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5g, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to concentration of investments states:

> *[The fund] will not concentrate its investments in any particular industry (excluding U.S. government securities), but if it is deemed appropriate for the achievement of the fund's investment objective(s), up to 25% of its total assets may be invested in any one industry.*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to concentration of investments with the following amended fundamental investment restriction:

> *The fund may not purchase the securities of an issuer (other than securities issued or guaranteed by the United States government, its agencies or its instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.*

The primary purpose of the proposal is to clarify the language describing the fundamental investment restriction. The Advisor believes that the proposed clarification of the fundamental investment restriction will enhance each Fund's ability to pursue its investment methods and facilitate compliance monitoring. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5h

**TO CHANGE CERTAIN FUNDAMENTAL INVESTMENT RESTRICTIONS
WITH RESPECT TO ISSUING SENIOR SECURITIES**

Proposal 5h is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5h, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to issuing senior securities states:

> *[The fund] will not issue any senior security (as that term is defined in the 1940 act) if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered to be the issuance of a senior security for purposes of this restriction.*

The Board recommends that shareholders of each Fund vote to replace the Fund's fundamental investment restriction with respect to issuing senior securities with the following amended fundamental investment restriction:

> *The fund may not issue senior securities except as permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.*

The primary purpose of the proposal is to simplify the fundamental investment restriction by omitting an unnecessary discussion of exceptions and explanations to the fundamental investment restriction. As a matter of current operating policy, the following activities will not be considered to be issuing senior securities for purposes of this restriction:

(1)   Collateral arrangements in connection with any type of option, future contract, forward contract, or swap.

(2)   Collateral arrangements in connection with initial and variation margin.

(3)   A pledge, mortgage or hypothecation of a Fund's assets to secure its borrowings.

(4)   A pledge of a Fund's assets to secure letters of credit solely for the purpose of participating in a captive insurance company sponsored by the Investment Company Institute.

Operating policies may be changed by the Board without shareholder approval.

The Advisor believes that the proposed clarification of the fundamental investment restriction will give each Fund the flexibility to respond to future changes in the regulatory or investment environments by changing its operating policies without incurring the costs and delay associated with a shareholder vote. Adoption of the amended fundamental investment restriction is not expected to affect the way in which each Fund is managed, the investment performance of each Fund, or the securities or instruments in which each Fund invests.

The Board has reviewed the proposed change to the fundamental investment restriction and believes it is in the best interests of each Fund and its shareholders.

The amended fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

PROPOSAL NO. 5i

TO ELIMINATE FUNDAMENTAL INVESTMENT RESTRICTIONS REGARDING AMOUNTS INVESTED IN ONE ISSUER

Proposal 5i is to be voted on by shareholders of the International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund voting separately. For purposes of the discussion in this Proposal 5i, these Funds will be referred to individually as a "Fund" and collectively as the "Funds" and these terms will **not** include the Emerging Growth Fund, the Equity Fund, the Growth/Value Fund and the Money Market Fund.

The Board has approved, and recommends that shareholders of each Fund approve the elimination of each Fund's fundamental investment restriction regarding amounts invested in one issuer. The International Equity Fund, the Small Cap Value Fund, the Enhanced 30 Fund, the Value Plus Fund, the Growth & Income Fund, the Balanced Fund, the High Yield Fund, the Bond Fund and the Standby Income Fund's current fundamental investment restriction with respect to amounts invested in one issuer states:

> *With respect to 75% of its total assets taken at market value, [the fund] will not invest in assets other than cash and cash items (including receivables), U.S. government securities, securities of other investment companies and other securities for purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the fund and to not more than 10% of the outstanding voting securities of such issuer.*

The diversification requirements set forth in these restrictions are based on the diversification requirements for a "diversified company" under the 1940 Act. As a diversified investment company, each Fund must comply with these diversification requirements unless it changes its classification under the 1940 Act to a "non-diversified" management investment company. A Fund cannot change its classification under the 1940 Act without a shareholder vote. Therefore the foregoing investment restrictions are redundant and unnecessary. In addition, elimination of these investment restrictions at the present time would enable each Fund to take advantage of a future amendment to the 1940 Act or a new rule that liberalizes the diversification requirements without having to incur the expense and delay of obtaining shareholder approval of a similar change to the Fund's investment restriction with respect to diversification. Elimination of the fundamental investment restriction is not expected to affect the way in which any Fund is managed, the investment performance of any Fund, or the securities or instruments in which any Fund invests.

The Board has reviewed the proposed elimination of the fundamental investment restriction and believes it to be in the best interest of each Fund and its shareholders.

The elimination of the fundamental restriction will become effective on the later of May 1, 2002 or immediately upon shareholder approval. If the proposal is not approved by the shareholders of a Fund, the Fund's current restriction will remain unchanged.

RECOMMENDATION AND REQUIRED VOTE

The shareholders of each Fund will vote separately on each of Proposals 5a, 5b, 5c, 5d, 5e, 5f, 5g, 5h and 5i. With respect to a Fund, approval of each of Proposals 5a, 5b, 5c, 5d, 5e, 5f, 5g, 5h and 5i requires the affirmative vote of the holders of the lesser of (a) 67% or more of the voting securities of the Fund present at the special meeting or represented by proxy if holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund. Shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on each of Proposals 5a, 5b, 5c, 5d, 5e, 5f, 5g, 5h and 5i.

The Board unanimously recommends that shareholders vote FOR the Proposal to change the fundamental investment restrictions of the Trust.

ADDITIONAL INFORMATION

SHARE OWNERSHIP INFORMATION

General Information. As of February 25, 2002, there were 29,448,253.263 outstanding shares of the Trust.

5% Beneficial Ownership Information. As of February 25, 2002, the following persons were known by the Trust to own 5% or more of the outstanding shares of the indicated Fund:

Name and Address of Record Owner	Number of Shares	Percent of Total
International Equity Fund		
Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	2,052,398.012	96.12%
Total International Equity Fund Shares	2,135,244.086	
Small Cap Value Fund		
Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	218,656.856	13.31%
WASLIC Company II 500 Scranton Christiana Road Newark, DE 19713	1,358,568.951	82.72%
Total Small Cap Value Fund Shares	1,642,457.544	
Growth & Income Fund		
Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	2,571,121.206	76.50%
Western & Southern Life Insurance Company Separate Account A 400 Broadway Cincinnati, OH 45202	769,448.536	22.89%
Total Growth & Income Fund Shares	3,361,080.278	
Bond Fund		
Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	1,561,958.963	46.61%
Western & Southern Life Insurance Company Separate Account A 400 Broadway Cincinnati, OH 45202	1,604,602.363	47.88%
Total Bond Fund Shares	3,351,158.619	

Emerging Growth Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	1,552,196.581	77.93%
Western-Southern Life Assurance Company 400 Broadway Cincinnati, OH 45202	378,479.605	19.00%
Total Emerging Growth Fund Shares	1,991,775.831	

Balanced Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	1,807,978.687	90.50%
Western-Southern Life Assurance Company 400 Broadway Cincinnati, OH 45202	123,340.805	6.17%
Total Balanced Fund Shares	1,997,680.623	

Standby Income Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	1,723,885.563	77.84%
Western-Southern Life Assurance Company 400 Broadway Cincinnati, OH 45202	427,128.458	19.29%
Total Standby Income Fund Shares	2,214,688.381	

Value Plus Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	599,166.570	83.50%
Western & Southern Life Insurance Company 400 Broadway Cincinnati, OH 45202	86,164.450	12.01%
Total Value Plus Fund Shares	717,528.349	

High Yield Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	2,024,996.590	84.74%
WASLIC Company II 500 Scranton Christiana Road Newark, DE 19713	322,348.626	13.49%
Total High Yield Fund Shares	2,389,658.135	

Enhanced 30 Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	194,415.395	15.82%
WASLIC Company II 500 Scranton Christiana Road Newark, DE 19713	1,019,997.438	82.98%
Total Enhanced 30 Fund Shares	1,229,166.908	

Growth/Value Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	130,774.784	18.69%
Integrity Life Insurance Company 515 W. Market Street Louisville, KY 40202	56,541.452	8.08%
Western-Southern Life Assurance Company 400 Broadway Cincinnati, OH 45202	500,010.000	71.47%
Total Growth/Value Fund Shares	699,638.690	

Equity Fund

Western & Southern Life Insurance Company Separate Account A 400 Broadway Cincinnati, OH 45202	500,010.000	47.04%
WASLIC Company II 500 Scranton Christiana Road Newark, DE 19713	519,750.520	48.90%
Total Equity Fund Shares	1,062,837.589	

Money Market Fund

Western-Southern Life Assurance Company Separate Account 1 400 Broadway Cincinnati, OH 45202	859,128.160	12.91%
Integrity Life Insurance Company 515 W. Market Street Louisville, KY 40202	497,530.700	7.48%
Western-Southern Life Assurance Company 400 Broadway Cincinnati, OH 45202	5,163,289.080	77.58%
Total Money Market Fund Shares	6,655,338.230	

No other person owned of record and, according to information available to the Trust, no other person owned beneficially, 5% or more of the outstanding shares of a Fund on the record date.

Share Ownership of Trustees and Officers. As of February 25, 2002, no Officers or Trustees of the Trust were known by the Trust to be record owners of 1% or more of the outstanding shares of any Fund.

INVESTMENT ADVISOR AND OTHER SERVICE PROVIDERS

Touchstone Advisors, Inc., located at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, serves as the investment advisor to the Trust.

Touchstone Securities, Inc. (the "Underwriter") serves as the principal underwriter of the shares of the Trust. The address of Touchstone Securities is 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202. For the period from January 1, 2001, through December 31, 2001, Touchstone Securities received $1,655,807 in underwriting commissions from the Trust.

Both the Advisor and the Underwriter are wholly-owned subsidiaries of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company ("WSLAC"). The address of WSLAC is 400 Broadway, Cincinnati, Ohio 45202. WSLAC is a stock life insurance company organized under the laws of the State of Ohio on December 1, 1980. WSLAC is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company originally organized under the laws of the State of Ohio on February 23, 1888 ("WSLIC"). WSLIC is wholly owned by an Ohio-domiciled intermediate holding company, Western-Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western-Southern Mutual Holding Company. WSLAC is in the business of issuing insurance and annuity contracts.

The following officers of the Trust hold positions with the Advisor and the Underwriter.

Name	Position with Trust	Position with Touchstone Advisors	Position with Touchstone Securities
Jill T. McGruder	Trustee, President	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer
Terrie A. Wiedenheft	Controller	Chief Financial Officer	Chief Financial Officer

Integrated Fund Services, Inc. ("Integrated") serves as the administrator and fund accounting agent for the Trust. The address of Integrated is 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

PROXY SOLICITATION

The principal solicitation of proxies will be by mail, but proxies may be solicited by telephone, facsimile, internet, and personal contact by directors, officers and regular employees of the Advisor. Management Information Services Corp. has been engaged to assist in the distribution and tabulation of proxies. As the special meeting date approaches, a representative of the Advisor, or its affiliates, may contact shareholders whose votes have not yet been received. All costs associated with the preparation, filing and distribution of this Proxy Statement, the solicitation and the special meeting will be borne by the Advisor. The anticipated cost of the proxy solicitation is approximately $90,200, of which approximately $19,000 is for printing, and $71,200 will be paid to Management Information Services Corp.

CERTAIN VOTING MATTERS

Only shareholders of record on February 25, 2002 are entitled to be present and to vote at the special meeting or any adjourned meeting. Each share of a Fund is entitled to one vote and each fractional share is entitled to a proportionate share of one vote.

The persons named in the accompanying proxy will vote as directed by the proxy. If a proxy is signed and returned but does not give voting directions, it will be voted for the approval of the Proposals described in this Proxy Statement.

If a shareholder signs and returns a proxy but abstains from voting, the shares represented by the proxy will be counted as present and entitled to vote for purposes of determining a quorum at the special meeting, but the abstention will have the effect of a vote against the Proposals.

If a broker indicates on a proxy that it does not have discretionary authority as to certain shares, those shares will be counted as present at the special meeting for quorum purposes but not entitled to vote and thus will also have the effect of a vote against the Proposals.

A shareholder may revoke the accompanying proxy at any time before its use by filing with the Secretary of the Trust a written revocation or duly executed proxy bearing a later date. The proxy will not be voted if a shareholder is present at the special meeting and elects to vote in person. Attendance at the special meeting alone will not serve to revoke the proxy.

The shares of each Fund may be purchased by separate accounts of insurance companies, including affiliated companies of the Trust, such as WSLAC, Columbus Life Insurance Company ("Columbus") and Integrity Life Insurance Company ("Integrity"), for the purpose of funding variable annuity and variable life insurance contracts. Pursuant to an order of exemption from the Commission, shares of each Fund also may be purchased by separate accounts of unaffiliated life insurance companies, qualified pension and retirement plans outside the separate account context and the Advisor (including its affiliates) and affiliated and unaffiliated investment managers (including their affiliates) retained by the Advisor. WSLAC, Columbus, Integrity and other affiliated and unaffiliated insurance companies permitted, through separate accounts, to purchase shares of a Fund will be referred to collectively as the "Participating Insurance Companies" and individually, as the context requires, as a "Participating Insurance Company."

In addition, a separate account ("Separate Account A"), which holds and invests assets of The Western and Southern Life Insurance Company Pension Plan (the "Pension Plan"), owns shares of the Bond Fund, the Equity Fund, the Growth & Income Fund and the Value Plus Fund. Unlike voting with respect to Fund shares owned by Participating Insurance Companies (discussed below), Separate Account A will not pass-through voting rights to individuals with interests in the Pension Plan. Separate Account A will vote on Proposals 1, 2 and 5 based on the instructions from the committee responsible for the Pension Plan.

Instructions from Contract Owners

Contract owners (collectively, the "Contract Owners") who select a Fund for investment under a contract offered through a separate account of a Participating Insurance Company do not invest directly in, or hold shares of, the Fund. The Participating Insurance Companies, on behalf of their respective separate accounts, are the shareholders of the Fund and, as the legal owner of the Fund's shares, have sole voting and investment power with respect to the shares. The Participating Insurance Companies generally will pass through any voting rights to Contract Owners. Each Contract Owner, therefore, has the right to instruct the Participating Insurance Company how to vote the Contract Owner's interest with respect to a Proposal. Participating Insurance Companies will vote the shares of the Fund held in the name of each of their respective separate accounts as directed by the relevant Contract Owners.

The number of shares for which a Contract Owner may provide voting instructions is calculated by determining, for a Fund's sub-account in each applicable separate account, the percentage that represents a Contract Owner's investment in the sub-account, and applying this percentage to the total number of Fund shares that the sub-account owns.

In the event that any Contract Owner investing in a Fund through a separate account fails to provide a Participating Insurance Company with voting instructions, the Participating Insurance Company will vote the shares attributable to such Contract Owner for, against or abstaining, in the same proportions as the shares for which instructions have been received from other Contract Owners investing through the Participating Insurance Company's separate account. Shares of a Fund owned by Participating Insurance Companies also will be voted in the same proportion as the shares for which instructions have been received from Contract Owners investing through the respective separate accounts of these Participating Insurance Companies.

Under certain group contracts, participants in the group may be entitled to provide voting instructions. A participant entitled to provide voting instructions will be referred to as a "Voting Participant."

Any Contract Owner or Voting Participant authorizing a Participating Insurance Company to vote shares attributable to that Contract Owner or Voting Participant has the power to revoke this authorization (1) by executing and sending a superseding authorization card to the Participating Insurance Company (at the address provided by the Participating Insurance Company), or (2) by sending a notice of revocation to the Participating Insurance Company (at the address provided by the Participating Insurance Company). The superseding authorization card or notice of revocation must be received by the Participating Insurance Company on or before April 24, 2002.

Quorum

The presence in person or by proxy of a Fund's shareholders entitled to cast a majority in number of votes is necessary to constitute a quorum for the transaction of business. Because WSLAC and/or an affiliate thereof is the legal owner of a majority of each Fund's shares, there will be a quorum at the special meeting regardless of how many Contract Owners direct WSLAC to vote on the Proposals. If there are insufficient votes to approve a Proposal, the persons named as proxies may propose one or more adjournments of the special meeting to permit additional time for the solicitation of proxies, in accordance with applicable law. Adjourned meetings must be held within a reasonable time after the date originally set for the special meeting. Solicitation of votes may continue to be made without any obligation to provide any additional notice of the adjournment. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the Proposal and will vote against any such adjournment those proxies to be voted against the Proposal.

PORTFOLIO TRANSACTIONS

The Trust does not allocate its portfolio brokerage on the basis of the sale of its shares, although brokerage firms whose customers purchase shares of the Fund may participate in brokerage commissions. During the period from January 1, 2001, through December 31, 2001, brokerage transactions were not placed with any person affiliated with the Trust or the Advisor.

SHAREHOLDER PROPOSALS

The meeting is a special meeting of shareholders. The Trust is not required to, nor does it intend to, hold regular annual meetings of Trust shareholders. Any shareholders who wish to submit proposals for consideration at a subsequent shareholder meeting should submit written proposals to the Fund at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202 so that the proposals are received within a reasonable period of time prior to the meeting. Timely submission of a proposal does not guarantee its consideration at the meeting.

TOUCHSTONE INTERNATIONAL EQUITY FUND

On February 21, 2002, the Board approved a change to the International Equity Fund's investment goal. The Fund's new investment goal states:

The investment goal of the International Equity Fund is to seek long-term growth of capital through investment in equity securities of foreign issuers.

This change will not have a material impact on the management of the Fund and does not require shareholder approval.

OTHER MATTERS TO COME BEFORE THE SPECIAL MEETING

The Fund's management does not know of any matters to be presented at the special meeting other than those described in this Proxy Statement. If other business should properly come before the meeting, the proxyholders will vote thereon in their discretion.

PLEASE COMPLETE THE ENCLOSED PROXY CARD(S) AND RETURN THE CARD(S) BY APRIL 24, 2002 IN THE ENCLOSED SELF-ADDRESSED, POSTAGE-PAID ENVELOPE.

April 1, 2002   By Order of the Board of Trustees of the Trust.
Cincinnati, Ohio   Tina Hosking, Secretary